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                 July 12, 2022

       Evangelos Pistiolis
       Chief Executive Officer
       Top Ships Inc.
       1 Vas. Sofias and Meg. Alexandrou Str.
       15124 Maroussi, Greece

                                                        Re: Top Ships Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed July 1, 2022
                                                            File No. 333-266002

       Dear Mr. Pistiolis:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Loan Lauren Nguyen, Legal
       Branch Chief, at (202) 551-3642 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Will Vogel, Esq.